January 22, 2014

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CLARCOR Inc.
Form 10-K for the year ended December 1, 2012
Filed January 25, 2013
File No. 1-11024

Dear Mr. Humphrey:

We appreciate the opportunity you and Mr. Migone gave us to discuss the transaction described below in our call on January 8, 2014. The following is the response of CLARCOR Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 8, 2014 (the “Comment Letter”) concerning the above referenced documents filed by the Company with the Commission. For your convenience we have set forth below the text of the comment from the Comment Letter, followed by the Company’s response.

Form 10-K for the fiscal year ended December 1, 2012

Notes to Consolidated Financial Statements, page F-8

B. Business Acquisitions, Investments and Redeemable Noncontrolling Interest, page F-12

1. Based on your response, it appears that you did not consider the $17 million in potential payment to the sellers of TransWeb to be contingent consideration because you considered such amount to be a contractual liability at the acquisition date. However, it appears you made no distinction between whether this amount could have been paid to the sellers of TransWeb or paid to outside counsel for legal fees. As noted in ASC 805-30-30-7, consideration transferred in a business combination includes cash and contingent consideration. With respect to the acquisition of TransWeb, we note that cash transferred to the sellers for the acquisition of the business was $13 million and that you were only contractually obligated to transfer up to an additional $17 million in consideration to the sellers to the extent that you did not incur certain legal fees. In this regard, the potential payment of $17 million in legal fees associated with the 3M patent infringement litigation appears to represent a “specified future event” that, as such, causes the aforementioned $17 million of potential additional consideration to the sellers to fall within the definition of contingent consideration as set forth in ASC 805-10-20. Therefore, we believe you should revise your accounting to treat the $17 million in potential additional consideration to the sellers of TransWeb as contingent consideration. In addition, such consideration should be assessed for changes in the fair value, at each reporting date, after the acquisition date. Furthermore, please note that changes in fair value subsequent to the acquisition date may be the result of additional information obtained after that

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

January 22, 2014

date about facts and circumstances that existed at the acquisition date. Such changes are measurement period adjustments in accordance with ASC 805-10-25-13 through 25-18 and ASC 805-10-30. Please revise your financial statements accordingly.

RESPONSE:

Below we provide additional detail regarding the background and structure of our acquisition of TransWeb LLC (“TransWeb”). We then provide an analysis of our accounting.

Background and Structure of the Transaction

The Company acquired 100% of the outstanding membership interests in TransWeb from its former owners (the “Sellers”) on December 29, 2010 for a purchase price of approximately $30 million (the “Transaction”). The purchase price was composed of (i) cash paid at closing of $12 million, (ii) contingent consideration (in the form of an earnout payable to one of the Sellers based on TransWeb’s EBITDA for a specified period of time after closing) of $1.0 million, and (iii) the $17 million liability owed to the Sellers that is the subject of the Staff’s comment.

The Company acquired TransWeb because TransWeb was the sole source of proprietary material used in certain of the Company’s high-end air filters, and TransWeb’s viability was threatened by the litigation that had been initiated against it by 3M Company (“3M”). At the time of the acquisition, TransWeb was a profitable company, and we believed that if TransWeb could rid itself of the 3M litigation, it would be able to continue profitably supplying its proprietary materials to the Company and to other unrelated parties indefinitely into the future.

In structuring the Transaction, the Company valued TransWeb using both discounted cash flow and EBITDA multiple models. The discounted cash flow model generated a valuation of approximately $30 million, assuming a 12% discount rate. The EBITDA multiple model generated a range of values from $28 to $38 million based upon a trailing twelve month EBITDA of $4.7 million and an EBITDA multiple range from six to eight. These valuations excluded any costs to defend, or any adverse impact from, the outcome of the 3M litigation. The Company modeled the valuation without accounting for the 3M litigation because the Company did not intend on assuming any economic liability related to the litigation. That is, the Company intended to have the Sellers continue to bear the economic risk of loss associated with the 3M litigation.

The Sellers, for their part, agreed with the Company’s valuation of TransWeb, but were unwilling or unable to retain unlimited economic risk associated with the 3M litigation, and therefore insisted on capping their exposure. As part of our negotiations, we agreed to a cap of $17 million, believing that was significantly more than enough to cover any exposure arising from the 3M litigation, for reasons described further below.

The Transaction was structured as a sale of 100% of the membership interests in TransWeb rather than a sale of assets, resulting in the Company, through its ownership of TransWeb, legally assuming all liabilities of TransWeb, including those associated with the 3M litigation. To achieve the Company’s goal of not bearing the economic risk of the 3M litigation and the Sellers’ goal of capping their exposure, the Company and the Sellers agreed to allow the Company to have complete control over the defense and settlement of the 3M litigation, but economically required the Sellers to bear the costs associated with doing so, up to the cap of $17 million. As noted in our response letter to the Staff’s Comment Letter dated December 4, 2013, this agreement was accomplished through our withholding $17 million of the $30 million purchase price, handling the 3M litigation directly, and reducing the $17 million liability dollar-for-dollar for any qualifying costs we incurred to defend against and/or settle the litigation.

At the time of the acquisition, we believed that the foregoing structure protected us from risk associated with the 3M litigation. In conducting our acquisition due diligence, we had come to the conclusion that 3M’s claims

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

January 22, 2014

against TransWeb were without merit and we believed it was likely that 3M was well aware of the shortcomings of its case. Based on this analysis and two recent dealings with 3M in respect of intellectual property disputes (both of which we had settled favorably, within 6 months and 12 months, respectively), we believed that once 3M learned that the Company, a creditworthy and sophisticated counterparty that was well known to them, had purchased TransWeb and overtaken the litigation opposite them, 3M would relent and drop or settle the matter on terms favorable to us and Sellers.

Finally, for additional information, included below is the allocation of the $30 million purchase price, determined with the use of a third party appraisal ($ in millions):

Working capital	$1.7
Fixed assets	7.3
Customer relationships	8.5
Developed technology	3.5
Trademarks	0.9
Non-compete agreements	0.1
Goodwill	8.0

$30.0

Accounting

We believe that the substance of the transaction described above required us to record a liability in purchase accounting for $17 million because the Company’s obligation to pay that amount for TransWeb was not conditioned on any specified future event occurring or condition to be met. We treated the constructive receipt from Sellers of up to $17 million in reimbursement for qualifying costs (e.g., legal fees and settlement costs) as an indemnification asset under ASC 805-20-25-27 and recognized this asset consistent with the incurrence of the qualifying costs in accordance with ASC 805-20-35-4. Below we explain why we believe ASC 805-20 applies. We then explain why we believe that the contingent consideration rules set forth in ASC 805-10-20 do not apply.

Contingencies

ASC 450-20-20 defines a contingency as:

“An existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur.”

The 3M litigation represented a discrete contingency to be accounted for under ASC 450-20-20 because it involved uncertainty related to the outcome of the litigation that would be resolved when one or more future events (e.g., settlement or court order) occurred or failed to occur (emphasis added). This definition then feeds into the indemnification accounting guidance under ASC 805-20-25-27, ASC 805-20-25-28 and ASC 805-20-35-4.

Indemnification Accounting

“ASC 805-20-25-27- The seller in a business combination may contractually indemnify the acquirer for the outcome of a contingency or uncertainty related to all or part of a specific asset or liability. For example, the seller may indemnify the acquirer against losses above a specified amount on a liability

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

January 22, 2014

arising from a particular contingency; in other words, the seller will guarantee that the acquirer’s liability will not exceed a specified amount. As a result, the acquirer obtains an indemnification asset. The acquirer shall recognize an indemnification asset at the same time that it recognizes the indemnified item, measured on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. Therefore, if the indemnification relates to an asset or a liability that is recognized at the acquisition date and measured at its acquisition-date fair value, the acquirer shall recognize the indemnification asset at the acquisition date measured at its acquisition-date fair value.” (emphasis added.)

“ASC 805-20-25-28 - In some circumstances, the indemnification may relate to an asset or a liability that is an exception to the recognition or measurement principles. For example, an indemnification may relate to a contingency that is not recognized at the acquisition date because it does not satisfy the criteria for recognition in paragraphs 805-20-25-18 A through 25-19 at that date. In those circumstances, the indemnification asset shall be recognized and measured using assumptions consistent with those used to measure the indemnified item, subject to management’s assessment of the collectibility of the indemnification asset and any contractual limitations on the indemnified amount.”

“ASC 805-20-35-4 At each subsequent reporting date, the acquirer shall measure an indemnification asset that was recognized in accordance with paragraphs 805-20-25-27 through 805-20-25-28 at the acquisition date on the same basis as the indemnified liability or asset, subject to any contractual limitations on its amount and, for an indemnification asset that is not subsequently measured at its fair value, management’s assessment of the collectibility of the indemnification asset.”

In this case, the “particular contingency” under 805-20-25-27 was the 3M litigation, and the Sellers agreed to bear the economic risk of this contingency up to a cap of $17 million. We note that this concept – of a contingent risk existing with respect to a target company, the economic consequences of which the seller agrees to bear up to a maximum cap (for example, remediation of an environmental problem, an uncertain tax position, a potential product warranty claim, or an active or threatened lawsuit) – is a common one in acquisition transactions.

As we discussed in our telephone conversation of January 8, 2014, if the Company had paid the entire $30 million purchase price to the Sellers at closing and then received $17 million of reimbursement from the Sellers under a separate indemnification arrangement, it is clear that under the ASC references cited above the Company would have been required to record (i) the acquisition at the $30 million of consideration transferred and (ii) a receivable for the amounts due under the indemnification arrangement as the qualifying costs (e.g., legal fees and settlement amounts) were being incurred, assuming no risk of collectability. Similarly, placing the $17 million in escrow with a third party escrow agent and receiving reimbursement through the escrow agent as we incurred qualifying costs would have been accounted for as an indemnification arrangement under a similar analysis.

We believe the fact that the Company withheld the $17 million (through establishment of a $17 million liability owed to Sellers) instead of placing it in escrow or delivering it to the Sellers on the acquisition date should not lead to a different accounting result. That is, the Company should account for (i) the constructive receipt of payments from the Sellers to reimburse us for the discrete ASC 450-20-20 3M contingency as an indemnification arrangement under the provisions of ASC 805-25 (and not as contingently returnable consideration under ASC 805-30-35-1), and (ii) the $17 million, which was an absolute obligation of the Company and not contingent upon the occurrence of any specified future event occurring or conditions to be met, as a liability. We do not believe that “net” settling the receipt of the indemnification asset against the liability of the purchase consideration obligation changes the substance of the arrangement or should cause it to be viewed as a single contingent consideration arrangement.

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

January 22, 2014

Based on the above, the accounting applied by the Company subsequent to the acquisition date was as follows: the Company recorded expense as incurred for the qualifying costs (e.g., legal fees) and recognized an indemnification asset on the same basis as the indemnified item in accordance with ASC 805-20-35-4. Accordingly, as the qualifying costs were incurred the indemnification asset was recognized, resulting in a net impact of zero to the Company’s income statement. Because we did not pay the $17 million to the Sellers at closing and instead created a legal obligation to the Sellers for this amount, we effectively recognized the indemnification asset through a reduction to the $17 million liability.

Contingent Consideration

We considered whether the $17 million obligation to the Seller represented contingent consideration and determined it did not. For reference, the definition of contingent consideration is found in ASC 805-10-20 as follows,

“Usually an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met.”

Inherent in this definition is the notion of uncertainty for both parties as to whether additional consideration will in fact be paid for the business. The former owners are uncertain that they will receive additional consideration, and the acquirer is equally uncertain that it will pay additional consideration because the final consideration paid will be based on a specific future performance requirement of the business post-acquisition. That is not the case here. The Company knew, and the Sellers agreed, with 100% certainty from the date of acquisition forward, that the Company would pay at least $29 million of purchase consideration ($12 million paid at closing plus the $17 million at issue, ignoring both the “business impact” issue that we highlighted in our response letter of December 4, 2013 and the $1 million earnout). There were thus no “additional assets or equity interests” to be transferred from the Company’s perspective. The Company and Sellers agreed to withhold (via creation of a contractual liability) $17 million of the $29 million purchase consideration as effective security or escrow for the Sellers’ obligation to economically bear the first $17 million of qualifying costs incurred in connection with the 3M litigation, and, due to the “netting” arrangement with the Sellers, the only element the Company did not know with certainty was how cash would ultimately be routed. We do not believe that this renders the $17 million liability as “contingent consideration” under ASC 805-10-20.

All indemnification arrangements, by definition, contemplate contingent payments to be made by one party to another, and all indemnification amounts payable by a seller of a business to a purchaser of a business theoretically constitute purchase consideration that is contingently returnable by the seller, or, once paid, actually returned. If the definition of “contingent consideration” under ASC 805-10-20 is interpreted so broadly as to pick up all amounts that a seller ultimately may not or does not actually receive or retain, then the indemnification arrangement accounting rules in ASC 805-25 are effectively rendered superfluous.

In most cases involving contingent consideration, a seller and buyer cannot agree on a single value for a business, or may believe that the value can be determined only after that outcome of certain future events. Such events are usually those that are tied to the performance of the business (e.g., achievement of specified levels of revenues, earnings, stock price, etc.), or, in rarer cases where a particular asset is a significant driver of the value of a business (e.g., FDA approval of a drug in a pharmaceutical company), tied to such asset. In such cases, it is required to view the “additional assets or equity interests” that are payable by the buyer to the seller as contingent consideration under ASC 805-10-20 and to account for them as such. But where, as here, the buyer undertakes definitively to pay a purchase price subject only to an effective right of offset for amounts that are tied to a specific contingent liability accounted for under ASC 450 and which are the seller’s economic responsibility, we believe the proper treatment is as an indemnification arrangement under ASC 805-25.

*        *        *

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

January 22, 2014

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to me at (615) 771-5134 or Richard M. Wolfson, Vice President - General Counsel and Secretary of the Company, at (615) 771-3505.

Sincerely,

/s/ David J. Fallon
David J. Fallon
Vice-President - Finance & Chief Financial Officer

cc:	Beverly Singleton, Securities and Exchange Commission

Juan Migone, Securities and Exchange Commission

Christopher L. Conway, Chairman and CEO, CLARCOR Inc.

Richard M. Wolfson, General Counsel, CLARCOR Inc.

Dave Shaffer, Partner, PricewaterhouseCoopers, Engagement Partner

Cody Smith, Partner, PricewaterhouseCoopers, National office

Brian Lane, Partner, Gibson Dunn & Crutcher